UNITED STATES

SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Jewett-Cameron Trading Company Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47733C207

(CUSIP Number)

January 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47733C207	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Comprehensive Financial Planning, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES	5	SOLE VOTING POWER 229,400
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH	8	SHARED DISPOSITIVE POWER 229,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 229,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 47733C207	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Raymond L. Howe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 229,400
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH	8	SHARED DISPOSITIVE POWER 229,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 229,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 47733C207	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Jewett-Cameron Trading Company Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

32275 NW Hillcrest

North Plains, OR 97133

Item 2(a).	Name of Person Filing:

Comprehensive Financial Planning, Inc.

Raymond L. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all persons filing:

3950 Fairlane Drive, Dacula, GA 30019

Item 2(c).	Citizenship:

Comprehensive Financial Planning, Inc. is a Georgia corporation

Mr. Howe is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

47733C207

CUSIP No. 47733C207	13G	Page 5 of 6 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act,

(b) [ ]	Bank as defined in Section 3(a)(6) of the Act,

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) [x ]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to the Adviser]

(f) [ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) [ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) [ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box: [   ]

Item 4.	Ownership.

The reported shares are the Issuer’s common stock.

As of January 31, 2018, all of the reported shares were owned by investment advisory clients of Comprehensive Financial Planning, Inc. (the “Adviser”). Investment advisory contracts grant to the Adviser voting and investment power over the securities held in the accounts of such clients, though each client also has the authority to issue independent instructions to its broker to sell any security in such client’s account.

Mr. Howe, the President and sole shareholder of the Adviser, and his immediate family personally own 11,600 of the above-described reported shares in accounts with the Adviser. Shares owned by other clients of the Adviser could be deemed to be indirectly beneficially owned by the Adviser and, due to his ownership and position with the Adviser, Mr. Howe could be deemed to share such indirect beneficial ownership with the Adviser.

CUSIP No. 47733C207	13G	Page 6 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated February 2, 2018, among Comprehensive Financial Planning, Inc. and Raymond L. Howe.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2018

Comprehensive Financial Planning, Inc.

By /s/ Raymond L. Howe
Raymond L. Howe, President

/s/ Raymond L. Howe
Raymond L. Howe, Individually

[INSERT AS SEPARATE EXHIBIT 1]

Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Common Stock of Jewett-Cameron Trading Company, Ltd. and further agree that his joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 2, 2018.

Comprehensive Financial Planning, Inc.

By /s/ Raymond L. Howe
Raymond L. Howe, President

Raymond L. Howe, Individually
/s/ Raymond L. Howe